SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMPRESSION LABS, INCORPORATED
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    20467210
                                 (CUSIP NUMBER)

                             L. STEVEN LESHIN, ESQ.
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                 JANUARY 6, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement.|X| (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CORPDAL:60247.2 22768-00022
                                                        -1-

CUSIP No. 20467210

         1 .      Name of reporting person and S.S. or I.R.S. Identification
                    Nos. of persons:
                           VTEL Corporation          74-2415696

         2.       Check the appropriate box if a member of a group
                    (see instructions)
                    (a)               (b)

         3.       SEC use only

         4.       Source of funds (see instructions)    WC

         5.       Check box if disclosure of legal proceedings is required
                    pursuant to Items 2(d) or 2(e)


         6.       Citizenship or place of organization     Delaware



         Number of shares         7.      Sole voting power         3,120,500*
         beneficially owned by    8.      Shared voting power               0
         each reporting person    9.      Sole dispositive power    3,120,500*
         with:                   10.      Shared dispositive power          0

         11.      Aggregate amount beneficially owned by each reporting person
                                                    3,120,500*

         12.      Check if the aggregate amount in row 11 excludes certain
                    shares (see instructions)

         13.      Percent of class represented by amount in row 11
                                                      16.4%**

         14.      Type of reporting person (See instructions):
                                       CO


         * Assumes the exercise of a stock option by VTEL Corporation for 3,120,500 shares of the Issuer's common stock. The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.
         ** Adjusted to reflect the exercise of a stock option by VTEL Corporation for 3,120,500 shares of the Issuer's common stock and assuming there were 15,865,178 shares of the Issuer's common stock outstanding immediately prior to such exercise.



CORPDAL:60247.2 22768-00022
                                                        -2-

                                  SCHEDULE 13D

         This Schedule 13D is being filed pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.001 per share ("CLI Common Stock", an individual share of which is hereafter referred to as, a "Share"), of Compression Labs, Incorporated ("CLI"), a corporation organized and existing under the laws of the State of Delaware. The principal executive offices of CLI are located at 350 East Plumeria Drive, San Jose, California 95134.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by VTEL Corporation ("VTEL"), a corporation organized and existing under the laws of the State of Delaware. VTEL designs, manufactures and markets multimedia conferencing systems. VTEL's principal offices are located at 108 Wild Basin Road, Austin, Texas 78746.

         Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of VTEL.

         During the last five years, to the best of VTEL's knowledge, neither VTEL nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which VTEL or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Each executive officer and each director of VTEL is a citizen of the United States. The name, business address, and present principal occupation (including the name, principal business and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

ITEM 3.           SOURCE AND AMOUNT FUNDS OR OTHER CONSIDERATION.

         Pursuant to a stock option agreement, dated as of January 6, 1997, by and between VTEL and CLI (the "Option Agreement"), CLI has granted VTEL an irrevocable option to purchase the Shares covered by this Schedule 13D (the "Option"). Specifically, the Option grants VTEL the right to purchase up to 3,120,500 Shares, subject to certain adjustments, at a price, subject to

CORPDAL:60247.2 22768-00022
                                                        -3-
certain adjustments, of $4.6575 per Share. The Option was granted by CLI as a condition of and in consideration for VTEL's entering into the Agreement and Plan of Merger and Reorganization, dated as of January 6, 1997, by and between VTEL, CLI and VTEL-Sub, Inc. ("Merger Sub"), a Delaware corporation and a direct wholly owned subsidiary of VTEL (the "Merger Agreement").

         The exercise of the Option for the full number of Shares currently covered thereby would require aggregate funds of $14,533,728.75. It is anticipated that, should the Option become exercisable and should VTEL elect to exercise the Option, VTEL would obtain the funds for purchase from working capital.

         A copy of the Option Agreement is included as Exhibit 2 to VTEL's Current Report on Form 8-K, dated January 6, 1997 (the "VTEL Form 8-K"), and is incorporated herein by reference in its entirety.

ITEM 4.           PURPOSE OF TRANSACTION.

         Simultaneously with their execution and delivery of the Option Agreement, VTEL, CLI and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will, subject to the conditions and upon the terms stated therein, merge with and into CLI (the "Merger"), with CLI becoming a direct wholly owned subsidiary of VTEL (the "Surviving Corporation"). The Option was granted by CLI as a condition of and in consideration for VTEL's and Merger Sub's entering into the Merger Agreement.

         In accordance with the Merger Agreement, (a) each share of CLI Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will at the Effective Time be converted into the right to receive 0.46 shares of common stock, par value $.01 per share, of VTEL ("VTEL Common Stock"), (b) each share of CLI Series C Preferred Stock, par value $.001 per share ("CLI Preferred Stock"), outstanding immediately prior to the Effective Time will at the Effective Time be converted into the right to receive
3.15 shares of VTEL Common Stock. Furthermore, each option granted by CLI to purchase shares of CLI Common Stock outstanding and unexercised immediately prior to the Effective Time will at the Effective Time will be assumed by VTEL and will be converted into an option to purchase shares of VTEL Common Stock in an amount and at an exercise price determined in accordance with a formula stated in the Merger Agreement. Similarly, each warrant to purchase CLI Common Stock outstanding and unexercised immediately prior to the Effective Time will be assumed by VTEL and will thereafter represent warrants to purchase VTEL Common Stock in an amount and at an exercise price determined in accordance with a formula stated in the Merger Agreement. The holders of the CLI Preferred Stock have entered into a separate agreement with CLI and VTEL pursuant to which such holders have agreed not to convert their shares of CLI Preferred Stock into CLI Common Stock prior to the Effective Time, to refrain from exercising any statutory dissenter's rights and to vote in favor of the Merger.

         As of the Effective Time, each share of CLI Common Stock and CLI Preferred Stock will either be converted into VTEL Common Stock or, if owned by CLI as treasury stock, or owned directly or indirectly by CLI or VTEL or any of their respective wholly owned subsidiaries (with

CORPDAL:60247.2 22768-00022
                                                        -4-
certain exceptions), will be canceled and shall cease to exist. Accordingly, such CLI Common Stock previously issued by CLI will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         The Merger Agreement provides that, prior to the Effective Time of the Merger, neither VTEL nor CLI may pay dividends on VTEL Common Stock or CLI Common Stock, respectively.
It also prohibits CLI from:

                  (a) (i) except pursuant to the redemption of rights issued under the CLI's Preferred Share Purchase Rights Plan (the "Rights Plan") under circumstances set forth in the Merger Agreement, redeeming, purchasing or otherwise acquiring any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock (other than any such acquisition directly from any wholly owned subsidiary of CLI in exchange for capital contributions or loans to such subsidiary), or any options, warrants or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations, (ii) effecting any reorganization or recapitalization of CLI or any of its subsidiaries, or (iii) splitting, combining or reclassifying any of its or its subsidiaries' capital stock or issuing or authorizing or proposing the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or its subsidiaries' capital stock; or

                  (b) (i) issuing (whether upon original issue or out of treasury), selling, granting, awarding, delivering or limiting the voting rights of any shares of any class of its or its subsidiaries' capital stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares (except for the issuance of shares upon the exercise of outstanding stock options or warrants in accordance with their terms and for the issuance of shares upon the conversion of outstanding shares of CLI Preferred Stock in accordance with the terms of the certificate of designation, in the form now existing, governing such preferred stock), or (ii) amending or otherwise modifying the terms of any such rights, warrants or options or terms of the CLI Preferred Stock (except for such amendments and modifications relating to the terms of the CLI Preferred Stock expressly contemplated by the Merger Agreement or by the other documents executed in connection therewith); or

                  (c) unless ordered by a court of competent jurisdiction, taking or permitting any action to (i) cause any person, other than VTEL, Merger Sub or any of VTEL's subsidiaries, to not be deemed an "Acquiring Person" pursuant to the Rights Plan; (ii) except for the termination of the Rights Plan immediately prior to the Effective Time (but not sooner than immediately prior to the Effective Time) terminate, amend or modify the Rights Plan; (iii) redeem any rights issued under the Rights Plan; or (iv) cause the rights issuable under the Rights Plan to be redeemed or to become redeemable, nonexercisable, nondistributed, or not triggered pursuant to the terms of the Right Plan, other than as required by the Merger Agreement.


CORPDAL:60247.2 22768-00022
                                                        -5-

         The Merger Agreement also prohibits VTEL from, except as contemplated by the Merger Agreement or as set forth on the schedules attached thereto, issuing (whether upon original issue or out of treasury), selling, granting, awarding, delivering or limiting the voting rights of any shares of any class of its or its subsidiaries' capital stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares (except for issuances, grants and awards pursuant to VTEL's employee stock purchase plans and its stock option plans and except for the issuance of shares upon the exercise of outstanding awards, stock options or warrants in accordance with their terms and except for issuances, if any, necessary to enable the Merger to be treated as a "pooling of interests" for accounting purposes), or amending or otherwise modifying in any material respect the terms of such rights, warrants and options.

         At the Effective Time, the certificate of incorporation of CLI shall be the certificate of incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time and the by-laws of Merger Sub will be the by-laws of the Surviving Corporation. The directors of Merger Sub, who are designees of VTEL, will be the directors of the Surviving Corporation and until otherwise changed by its board of directors, the current executive officers of CLI will remain executive officers of the Surviving Corporation.

         Following the Effective Time, the Board of Directors of VTEL will consist of seven persons, including the current five members of VTEL's Board of Directors and Mr. T. Gary Trimm, the current President and Chief Executive Officer of CLI, and Dr. Arthur G. Anderson, the current Chairman of the Board of Directors of CLI.

         Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including, among other things, the receipt of approval of the Merger by the respective common stockholders of VTEL and CLI, the receipt of certain regulatory approvals, the receipt of a favorable legal opinion with respect to the tax consequences of the transactions contemplated by the Merger Agreement, the receipt of a favorable opinion with respect to the accounting treatment of the transactions contemplated by the Merger Agreement, and the absence of any legal restraint or injunction. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Merger and the transactions contemplated by the Merger Agreement will be submitted for approval at meetings of the stockholders of VTEL and CLI that are expected to take place in the second quarter of 1997.

         Except as set forth herein or in the Exhibits hereto, VTEL does not have any current plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional shares of CLI Common Stock or CLI Preferred Stock or the disposition of shares of CLI Common Stock or CLI Preferred Stock;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CLI or any of its subsidiaries;

CORPDAL:60247.2 22768-00022
                                                        -6-

         (c) A sale or transfer of a material amount of assets of CLI or any of its subsidiaries;

         (d) Any change in the present board of directors or management of CLI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of CLI;

         (f) Any other material change in CLI's business or corporate structure;

         (g) Any changes in CLI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CLI by any person; or

         (h)      Any action similar to any of those enumerated above.

         Copies of the Merger Agreement, the Option Agreement and the press release, dated January 7, 1997, issued by VTEL and CLI relating to the transactions contemplated by the Merger Agreement and the Option Agreement are included as Exhibits 1, 2, and 3, respectively, to the VTEL Form 8-K and are incorporated herein by reference in their entirety.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

         The VTEL Option is not exercisable by VTEL except on the occurrence of certain conditions. Assuming for purposes of this Item 5 that such conditions occur and VTEL becomes entitled to, and elects to purchase Shares pursuant to the Option, VTEL would own 3,120,500 Shares, or approximately 16.4% of the total number of Shares outstanding as of January 6, 1997, adjusted to reflect the issuance to VTEL of such 3,120,500 Shares.

         Because the Option Agreement does not permit VTEL to purchase any Shares until the occurrence of certain events, VTEL does not have sole or shared voting or dispositive power with respect to any Shares, and VTEL therefore disclaims beneficial ownership of the CLI Common Stock subject to the Option until such time, if ever, that VTEL becomes entitled to, and elects to, purchase Shares. Assuming for purposes of this Item 5, however, that VTEL becomes entitled to exercise the Option, VTEL would have the right to purchase up to 3,120,500 Shares, subject to adjustment as described under Item 6 of this
Schedule 13D, as to which it would have sole voting power and sole dispositive power.

         To the best of VTEL's knowledge, no executive officer or director of VTEL is a beneficial owner of CLI Common Stock.

         Except for the issuance of the Option, no transactions in CLI Common Stock were effected during the past 60 days by VTEL or, to the best of VTEL's knowledge, by any executive officer or director of VTEL. In addition, no other person is known to have the right to receive or the

CORPDAL:60247.2 22768-00022
                                                        -7-
power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Option Agreement

         Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 2 to the VTEL Form 8-K.

         The Option Agreement provides for the purchase by VTEL of up to 3,120,500 Shares, subject to certain adjustments, (the "Option Shares") at an exercise price, subject to certain adjustments, of $4.6575 per share, payable in cash. The Option Shares, if issued pursuant to the Option Agreement, would represent approximately 19.7% of the CLI Common Stock issued and outstanding without giving effect to the issuance of any Shares pursuant to an exercise of the Option.

         The number of Shares subject to the Option will be increased or decreased to the extent that CLI issues additional Shares (otherwise than pursuant to an exercise of the Option) or redeems, repurchases, retires or otherwise causes to be no longer outstanding Shares such that the number of Shares subject to the Option equals 19.9% of the CLI Common Stock then issued and outstanding, without giving effect to the issuance of Shares pursuant to an exercise of the Option. In the event of any change in, or distributions in respect of, the CLI Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the CLI Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of Shares subject to the Option, and the applicable exercise price per Option Share, will be appropriately adjusted in such manner as to fully preserve the economic benefits provided under the Option Agreement.

         VTEL or any other holder or holders of the Option (collectively, the "Holder") may exercise the Option, in whole or in part by sending notice within 90 days (subject to extension as provided in the Option Agreement) after the occurrence of an "Initial Triggering Event" and a "Subsequent Triggering Event" prior to termination of the Option. The term "Initial Triggering Event" is defined as the occurrence of any of the following events:

                  (i) CLI or any of its Subsidiaries (each a "CLI Subsidiary"), without having received VTEL's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than VTEL or any of its subsidiaries (each a "VTEL Subsidiary") or the Board of Directors of CLI shall have recommended that the stockholders

CORPDAL:60247.2 22768-00022
                                                        -8-
         of CLI approve or accept any Acquisition Transaction. For purposes of the Option Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving CLI or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of CLI, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets of CLI or any Significant Subsidiary of CLI, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of CLI, or (z) any substantially similar transaction;

                  (ii) CLI or any CLI Subsidiary, without having received VTEL's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than VTEL or a VTEL Subsidiary, or the Board of Directors of CLI shall have publicly withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to VTEL, its recommendation that the stockholders of CLI approve the transactions contemplated by the Merger Agreement;

                  (iii) Any person other than VTEL or any VTEL Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of CLI Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                  (iv) Any person other than VTEL or any VTEL Subsidiary shall have made a bona fide proposal to CLI or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction; or

                  (v) After an overture is made by a third party to CLI or its stockholders to engage in an Acquisition Transaction, CLI shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle VTEL to terminate the Merger
         Agreement and (y) shall not have been cured prior to the date of the written notice exercising the Option.

         The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

                           (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding CLI Common Stock; or

                           (ii) The occurrence of the Initial  Triggering  Event
                  described in clause (i) above, except that the percentage referred to in clause (y) thereof shall be 20%.

         Within 90 days (subject to extension as provided in the Option Agreement) after a Subsequent Triggering Event prior to the termination of the Option, VTEL (on behalf of itself or any subsequent

CORPDAL:60247.2 22768-00022
                                                        -9-

Holder) may demand that the Option and the related Option Shares be registered under the Securities Act of 1933, as amended (the "Securities Act"). Upon such demand, CLI must effect such registration promptly, subject to certain exceptions. VTEL is entitled to two such registrations.

         The Option terminates (i) at the Effective Time, (ii) upon termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of an Initial Triggering Event except a termination by VTEL pursuant to Section 8.01(b) of the Merger Agreement, or (iii) twelve months after termination of the Merger Agreement following the occurrence of an Initial Triggering Event or if the termination is by VTEL pursuant to Section 8.01(b) of the Merger Agreement (provided that if an Initial Triggering Event occurs after or continues beyond such termination and prior to the passage of such twelve-month period, the Option will terminate twelve months from the expiration of the last Initial Triggering Event to expire, but in no event more than eighteen months after such termination).

         Immediately prior to the occurrence of a Repurchase Event (as defined below), CLI is required (i) at the request of the Holder delivered prior to termination of the Option, to repurchase the Option from the Holder at a price ("Option Repurchase Price") equal to the amount by which (x) the "Market/Offer Price" (as hereinafter defined) exceeds (y) the then applicable Option exercise price, multiplied by the number of shares for which the Option may than be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner") delivered within 90 days of such occurrence, to repurchase such number of Option Shares from the Owner as the Owner designates at a price per share (the "Option Share Repurchase Price") equal to the "Market/Offer Price." "Market/Offer Price" means the highest of (A) the price per share of CLI Common Stock at which a tender offer or exchange offer therefor has been made,
(B) the price per share of CLI Common Stock to be paid by any third party pursuant to an agreement with CLI subsequent to the date of the Option Agreement, (C) the highest closing price for shares of CLI Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, and (D) in the event of the sale of all or a substantial portion of CLI's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of CLI divided by the number of shares of CLI Common Stock then outstanding. "Repurchase Event" means (i) the consummation of any merger, consolidation or similar transaction involving CLI or any purchase, lease or other acquisition of all or a substantial portion of the assets of CLI or (ii) the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of CLI Common Stock, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to the termination of the Option.

         In the event that prior to termination of the Option, CLI enters into an agreement (i) to consolidate with or merge into any person other than VTEL or one of its subsidiaries and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person other than VTEL or one of its subsidiaries to merge into CLI with CLI as the continuing or surviving corporation, but in connection therewith the then outstanding shares of CLI Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of CLI Common Stock after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than VTEL or one of its subsidiaries,

CORPDAL:60247.2 22768-00022
                                                       -10-
then such agreement shall provide that the Option be converted into or exchanged for an option (a "Substitute Option") to purchase shares of common stock of, at the Holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of CLI's assets, or (y) the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the Option Agreement. To the extent possible, the Substitute Option will contain terms and conditions that are the same as those in the Option.

         The issuer of the Substitute Option will be required to repurchase the Substitute Option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute Option will equal the amount by which (A) the "Highest Closing Price" (as defined below) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, plus VTEL's out-of-pocket expenses. The repurchase price for Substitute Shares shall equal the "Highest Closing Price" multiplied by the number of Substitute Shares to be repurchased, plus VTEL's out-of-pocket expenses. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.

         Neither VTEL nor CLI may assign any of its respective rights and obligations under the Option Agreement or the Option to any other person without the other party's express written consent, except that if a Subsequent Triggering Event occurs prior to termination of the Option, within 90 days thereafter (subject to extension as provided in the Option Agreement), VTEL, subject to the express provisions hereof, may assign in whole or in part its rights and obligations thereunder.

         The rights and obligations of VTEL and CLI under the Option Agreement are subject to receipt of any required regulatory approvals, and both parties have agreed to use their best efforts in connection therewith. These include, but are not limited to, seeking approval to list shares of CLI Common Stock on the NASDAQ Stock Market upon official notice of issuance.

Merger Agreement

         Set forth below is a description of certain provisions of the Merger Agreement; certain other provisions are described under Item 4 of this Schedule 13D. Such descriptions are qualified in their entirety by reference to the copy of the Merger Agreement filed as Exhibit 1 to the VTEL Form 8-K.

         Pursuant to the Merger Agreement, VTEL and CLI have agreed to preserve intact their respective business organization, and to take no action that would adversely affect the ability of either to obtain any necessary approvals of governmental authorities or to perform its covenants under the Merger Agreement. However, VTEL and CLI also have agreed that prior to the Effective Time of the Merger, CLI may not, except with the prior written consent of VTEL or as permitted by the Merger Agreement or the Option Agreement: (i) incur indebtedness, guarantee or otherwise accommodate the obligations of another person, or make any loan or advance; (ii) adjust, split,

CORPDAL:60247.2 22768-00022
                                                       -11-
combine, reclassify, pay dividends on, redeem or otherwise acquire, grant options on, or issue additional shares of its capital stock (subject to certain specified exceptions); (iii) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of its assets or any of its subsidiaries assets; (iv) acquire any assets of another person (subject to certain specified exceptions) or merge with or into another person; (v) cause or permit any person, other than VTEL, from becoming an "Acquiring Person" as defined in the Rights Plan; (vi) increase the compensation or otherwise enter an agreement for the benefit of an employee; (vii) solicit or authorize acquisition inquiries from other parties, subject to certain specified exceptions; (viii) release any third party from any standstill agreement or other arrangement; (ix) take certain actions that would impede the Merger from going forth as proposed; (x) amend its certificate of incorporation or by-laws; (xi) take any action that could prevent the Merger from qualifying for pooling-of-interests accounting treatment; (xii) take any action that would render any representation or warranty materially untrue; or
(xiii) agree to take any of the actions prohibited by the foregoing.

         VTEL and CLI also have agreed that prior to the Effective Time of the Merger, VTEL may not, except with the prior written consent of CLI or as permitted by the Merger Agreement or the Option Agreement: (i) pay dividends on or otherwise issue additional shares of its capital stock (subject to certain specified exceptions); (ii) acquire any assets of another person (subject to certain specified exceptions) or merge with or into another person; (iii) take certain actions that would impede the Merger from going forth as proposed; (iv) amend its certificate of incorporation or bylaws (subject to certain specified exceptions); (v) take any action that could prevent the Merger from qualifying for pooling-of-interests accounting treatment; (vi) take any action that would render any representation or warranty materially untrue; or (vii) agree to take any of the actions prohibited by the foregoing.

         VTEL and CLI each will pay all expenses incurred by it in connection with the transactions contemplated by the Merger Agreement, except that VTEL and CLI each will pay equally the costs of printing and mailing the joint proxy statement and all filing and other fees paid to the SEC in connection with the Merger and the filing fees incurred in connection with all regulatory filings under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended. However, CLI is required to pay all of VTEL's expenses if VTEL shall have terminated the Merger Agreement after a breach thereof by CLI, if the CLI Board of Directors withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger or approves, endorses or recommends an alternative transaction, or in the event of a tender offer or exchange offer for 20% or more of the CLI Common Stock, within ten days of the commencement, the CLI Board of Directors shall have not recommended that the stockholders of CLI not tender their shares in such tender or exchange offer. Under certain other circumstances, where the Merger Agreement has been terminated, there is no continuing material breach of the Merger Agreement by VTEL at the time of such termination and either (i) CLI has materially breached its obligations under the Merger Agreement or the Option Agreement, or (ii) the CLI Board of Directors shall have withdrawn, modified or changed its approval or recommendation of the Merger Agreement or the Merger, or (iii) CLI shall have entered into an alternative transaction on or prior to December 31, 1997, or (iv) the stockholders of CLI shall have failed to approve the Merger and shall have approved an alternative transaction on or prior to December 31, 1997, or (v) on or prior to December 31, 1997 the stockholders of CLI shall have received an alternative proposal and such proposal shall result in a party unaffiliated with VTEL acquiring majority voting control of CLI, or (vi) VTEL terminates the Merger Agreement as a result

CORPDAL:60247.2 22768-00022
                                                       -12-
of the commencement of a tender offer or exchange offer for 20% or more of the CLI Common Stock, which, within ten days of its commencement, the CLI Board of Directors shall not have recommended that the stockholders of CLI not tender their shares in such tender or exchange offer, CLI is required to pay VTEL a fee of $3.5 million.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 -       Name, business address, and present principal occupation of each executive officer and director of VTEL Corporation.

Exhibit 2 -       Stock Option Agreement, dated as of January 6, 1997, by and between Compression Labs, Incorporated, as issuer, and VTEL
                  Corporation, as grantee (incorporated by reference to Exhibit
                  2 to VTEL Corporation's Current Report on Form 8-K dated as of January 6, 1997).

Exhibit 3 -       Agreement and Plan of Merger and Reorganization, dated as of
                  January 6, 1997, by and among VTEL Corporation, Compression
                  Labs, Incorporated, and VTEL-Sub, Inc. (incorporated by reference to Exhibit 1 of VTEL's Current Report on Form 8-K dated as of January 6, 1997).

Exhibit 4 -       Press Release, dated January 7, 1997, relating to transactions between VTEL Corporation and Compression Labs, Incorporated
                  (incorporated by reference to Exhibit 3 to VTEL Corporation
                  Current Report on Form 8-K dated as of January 6, 1997).


CORPDAL:60247.2 22768-00022
                                                       -13-

         After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.

                                            VTEL CORPORATION


                                            By:           /s/ Rodney S. Bond
                                            Name:         Rodney S. Bond
                                            Title:        Vice President-Finance

January 16, 1997



CORPDAL:60247.2 22768-00022
                                                       -14-

                                  EXHIBIT INDEX



EXHIBIT                          DESCRIPTION                          SEQUENTIAL
                                                                        PAGE NO.
99.1 Name, business address, and present principal occupation of each executive officer and director of VTEL Corporation
99.2                  Stock Option Agreement, dated as of January 6,
                      1997, by and between Compression Labs,
                      Incorporated, as issuer, and VTEL Corporation, as grantee (incorporated by reference to Exhibit
                      2 to VTEL Corporation's Current Report on
                      Form 8-K dated as of January 6, 1997).
99.3                  Agreement and Plan of Merger and
                      Reorganization, dated as of January 6, 1997, by and between VTEL Corporation, Compression
                      Labs, Incorporated and VTEL-Sub, Inc.
                      (incorporated by reference to Exhibit 1 of VTEL's Current Report on Form 8-K dated as of January 6, 1997).
99.4 Press Release, dated January 7, 1997, relating to transactions between VTEL Corporation and Compression Labs, Incorporated (incorporated by reference to Exhibit 3 to VTEL
                      Corporation's Current Report on Form 8-K dated as of January 6, 1997).


CORPDAL:60247.2 22768-00022
                                                       -15-

                                    Exhibit 1

                  Name, Principal Business, and Address of the
              Directors and Executive Officers of VTEL Corporation


Directors

F.H. (Dick) Moeller
Chairman and Chief Executive Officer
VTEL Corporation
108 Wild Basin Road
Austin, TX 78746

Max D. Hopper
Chief Executive Officer
Max D. Hopper Associates, Inc.
1950 Stemmons Freeway, Suite 5001
Dallas, Texas 75205

John V. Jaggers
General Partner
Sevin Rosen Funds
Two Galleria Tower
13455 Noel Road, Suite 1670
Dallas, Texas 75240

Eric L. Jones
General Partner
SSM Venture Partners, L.P.
11525 Stonehollow Drive, Suite 135
Austin, Texas 78758

Gordon H. Mathews
Chief Executive Officer and Chairman
Mathews Communications Management, Inc.
100 Westlake Drive
Austin, Texas 78746

Executive Officers

         The principal business address of each executive officer of VTEL Corporation is 108 Wild Basin Road, Austin, Texas 78746.



F.H. ("Dick") Moeller................ Chairman of the Board of Directors and
                                        Chief Executive Officer
Rodney S. Bond....................... Chief Financial Officer, Vice President-
                                        -Finance, Treasurer and Secretary
J. Michael O'Dell.................... General Manager of the Education and
                                        Government Business Customer Unit,
                                        Senior Vice President--Development
Thomas C. Stevenson.................. Vice President--Marketing
Bob R. Swem.......................... Vice President--Operations
Michael P. Cronin.................... Vice President--Sales for North America
Dennis M. Egan....................... Vice President--Services


CORPDAL:60247.2 22768-00022
                                                       -16-